Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business/Financial Editors:
     Sun Life Financial reports first quarter results

     <<
     Note to Editors: All figures shown in Canadian dollars unless otherwise noted.
     >>

     TORONTO, May 7 /CNW/ - Sun Life Financial Inc. (TSX/NYSE: SLF) reported a net operating loss of $186 million for the first quarter of 2009, compared with net operating income of $533 million in the same period last year. Fully diluted operating loss per share(1) was $0.33 compared to operating earnings per share of $0.93 in the first quarter of 2008, a decrease of $1.26. Results in the first quarter of 2008 include earnings of $43 million or $0.08 per share from the Company's 37% ownership interest in CI Financial, which the
Company sold in the fourth quarter of 2008. The operating loss for the first quarter of 2009 does not include after-tax charges of $27 million for restructuring costs taken as part of the Company's actions to reduce expense levels and improve operational efficiency. Including restructuring costs recorded in the first quarter of 2009, the Company reported a net loss of $213 million or $0.38 per share.
     Results this quarter were impacted by reserve strengthening, net of hedging, of $325 million related to equity market declines, reserve increases of $167 million for downgrades on the Company's investment portfolio, and credit and equity impairments of $34 million and $42 million respectively.
Despite the capital market impacts on the first quarter financial results, the
Company remains well capitalized with a Minimum Continuing Capital Surplus
Requirement (MCCSR) ratio of 223% for Sun Life Assurance Company of Canada.
The Company also reported the 2008 Risk Based Capital Ratio for Sun Life
Assurance Company of Canada (U.S.) of 357%, in excess of its target range of
300%-350%.
     "During this challenging period, individuals and organizations are increasingly placing their confidence in Sun Life. We are strong, solid and sustainable. Strong business fundamentals are reflected in the quarter's higher premium revenues, exceptional fund performance at MFS and impressive sales momentum. North American group businesses advanced nicely, including record earnings in our U.S. Employee Benefits Group, as did Asia where we continue to invest," said Donald A. Stewart, Chief Executive Officer.
     "We are managing through the turbulent times by cutting expenses, driving efficiencies, enhancing strategic risk management, and maintaining the flexibility to seize opportunities for growth," he said. "Notwithstanding our disappointing short-term results, we are very well positioned to emerge from the recession as a stronger, more focused and competitive company."

     -------------------------------------------
     (1) All earnings per share measures in this document refer to fully diluted earnings per share, unless otherwise stated. Operating earnings (losses) and financial information based on operating earnings such as operating earnings per share and operating return on equity are non-GAAP financial measures. For additional information please see "Use of Non-GAAP Financial Measures".

     <<
     MANAGEMENT'S DISCUSSION & ANALYSIS

     For the period ended March 31, 2009
     Dated May 7, 2009

     Earnings and Profitability

     The financial results presented in this document are unaudited

     FINANCIAL SUMMARY
                                                Quarterly Results
     -------------------------------------------------------------------------
                                        Q1'09   Q4'08   Q3'08   Q2'08   Q1'08
     -------------------------------------------------------------------------
     Common shareholders' net income
      (loss) ($millions)                 (213)    129    (396)    519     533
     Operating earnings (loss)(1)
      ($millions)                        (186)   (696)   (396)    519     533

     Basic earnings (loss) per common
      share (EPS)($)                    (0.38)   0.23   (0.71)   0.92    0.95
     Fully diluted EPS ($)              (0.38)   0.23   (0.71)   0.91    0.93
     Fully diluted operating EPS(1)($)  (0.33)  (1.25)  (0.71)   0.91    0.93

     Return on common equity (ROE)(%)    (5.5)    3.3   (10.2)   12.9    13.4
     Operating ROE(1)                    (4.7)  (17.9)  (10.2)   12.9    13.4

     Average common shares outstanding
      (millions)                        559.7   559.7   559.7   561.6   563.8
     Closing common shares outstanding
      (millions)                        559.7   559.7   559.7   559.9   561.9
     -------------------------------------------------------------------------
     >>

     Sun Life Financial Inc.(2) reported a net loss attributable to common shareholders of $213 million for the quarter ended March 31, 2009, compared with net income of $533 million in the first quarter of 2008. The Company incurred operating losses of $186 million for the first quarter of 2009 compared with operating earnings of $533 million in the first quarter of 2008.
First quarter 2009 earnings were unfavourably impacted by $65 million from changes in the value of the Canadian dollar. Results in the first quarter of
2008 include earnings of $43 million or $0.08 per share from the Company's 37%
ownership interest in CI Financial, which the Company sold in the fourth quarter of 2008. The operating loss for the first quarter of 2009 does not include after-tax charges of $27 million for restructuring costs taken as part of the Company's efforts to reduce expense levels and improve operational efficiency.
     Net losses in the first quarter of 2009 were driven primarily by reserve strengthening, net of hedging, of $325 million related to equity market declines, reserve increases of $167 million for downgrades on the Company's investment portfolio, equity impairments of $42 million and net credit impairments of $34 million. The Company's equity hedging program operated as planned, offsetting some of the impact of reserve strengthening related to segregated fund and variable annuity guarantees as a result of volatility in capital markets during the quarter. First quarter results were also unfavourably impacted by increases in actuarial reserves related to the very low interest rate environment reflecting current and prior period experience.

     <<
     Q1 2009 - EQUITY MARKET RESERVE IMPACTS

     ($ millions, after-tax)
     -------------------------------------------------------------------------
     Impact on current period fees & present value of future fees due
      to lower account values                                              85
     Increase in reserves for segregated fund guarantee benefits &
      other reserve changes                                               228
     Increase in reserves for universal life benefits                      12
     -------------------------------------------------------------------------
     Total                                                                325
     -------------------------------------------------------------------------
     >>

     ROE for the first quarter of 2009 was negative 5.5% compared with 13.4%
for the first quarter of 2008. The decline in ROE resulted from the loss per share of $0.38, which was lower than EPS(3) of $0.93 reported in the prior year.
     The Company had an operating loss per share of $0.33 in the first quarter of 2009 compared with operating EPS of $0.93 in the first quarter of 2008, a decline of $1.26 per share. Operating ROE for the quarter was negative 4.7%
compared with operating ROE of 13.4% in the first quarter of 2008.

     Financial Market Conditions

     Economic conditions in the first quarter of 2009 continued to deteriorate even as national governments launched stimulus packages and central banks pursued aggressive monetary policy in an attempt to ease credit conditions.
Market indices were volatile and tested new lows with the S&P 500 dropping as much as 26% to a low of 667 during the quarter before ending the quarter at
798, a decrease of 12%. The TSX/S&P Composite Index experienced similar volatility, dropping by as much as 17% during the quarter before reaching its
March 31, 2009 level of 8,720, a drop of 2%. In light of the economic environment, the Company has taken further measures to enhance its liquidity and strategic risk management.
     The Company actively manages and monitors the matching of its asset positions against its commitments, together with the diversification and credit quality of its investments, against established targets and maintains a liquidity position that exceeds all the liabilities payable on demand. In light of current market conditions, the Company is maintaining higher than normal levels of liquidity. As at March 31, 2009, Sun Life maintained $10.4 billion in cash, cash equivalents and short-term securities as well as $15.6 billion of government bonds.

     Impact of Currency

     During the first quarter of 2009 the Canadian dollar continued to depreciate relative to the U.S. dollar. In general, the Company's net income benefits from a weakening Canadian dollar as net income from the Company's international operations is translated back to Canadian dollars. However in the first quarter of 2009, due to losses incurred in some of the Company's businesses which operate in U.S. dollars, the Company's overall net income was reduced by $65 million from the weakening of the Canadian dollar relative to the first quarter of 2008.
     Assets under management (AUM) are also affected by changes in the value of the Canadian dollar. The weakening of the Canadian dollar results in an increase in reported AUM as assets from the Company's international operations are translated back to Canadian dollars. AUM of $375.0 billion as at March 31,
2009 was down from $381.1 billion from December 31, 2008, and $415.3 billion from March 31, 2008. The weakening of the Canadian dollar had a positive impact on AUM of $8.7 billion compared with AUM as at December 31, 2008, and
$50.7 billion compared with AUM as at March 31, 2008.

     Performance by Business Group

     The Company manages its operations and reports its results in five business segments: Sun Life Financial Canada (SLF Canada), Sun Life Financial
U.S. (SLF U.S.), MFS Investment Management (MFS), Sun Life Financial Asia (SLF
Asia) and Corporate. Additional detail concerning the segments is outlined in
Note 4 to Sun Life Financial Inc.'s Interim Consolidated Financial Statements,
which are prepared in accordance with Canadian generally accepted accounting principles (GAAP). Where appropriate, information on a business segment is presented both in Canadian dollars and the segment's local currency to facilitate the analysis of underlying business trends.

     <<
     SLF Canada

                                                Quarterly results
     -------------------------------------------------------------------------
                                        Q1'09   Q4'08   Q3'08   Q2'08   Q1'08
     -------------------------------------------------------------------------
     Common shareholders' net income
      (loss) ($ millions)
       Individual Insurance &
        Investments                        77    (130)     28     177     149
       Group Benefits                      65      74      81      80      49
       Group Wealth                        52       1      48      39      49
     -------------------------------------------------------------------------
         Total                            194     (55)    157     296     247
     -------------------------------------------------------------------------

     >>

     SLF Canada had net income of $194 million in the first quarter of 2009 compared to a loss of $55 million in the fourth quarter of 2008 and earnings of $247 million in the prior year. The decrease in earnings from the first quarter of 2008 was mainly attributable to reserve strengthening of $61 million in the first quarter of 2009 related to declining equity markets, lower asset reinvestment gains from changes in credit spreads, and a reduction of $43 million due to the sale of the Company's interest in CI Financial in the fourth quarter of 2008. This was partly offset by increased interest rates and the benefit from the enactment of tax rules related to the 2007 accounting changes with respect to financial instruments.

     <<
     -   Individual Insurance & Investments earnings were $77 million for the first quarter of 2009 compared to earnings of $149 million in the first quarter of 2008. Earnings in the first quarter of 2009 were unfavourably impacted by reserve strengthening related to declining equity markets, lower asset reinvestment gains from changes in credit spreads and lower earnings due to the sale of the Company's holdings in CI Financial in the fourth quarter of 2008, partially offset by the impact of improved interest rate experience and the benefit from the enactment of tax rules related to the 2007 accounting changes with respect to financial instruments.

     -   Group Benefits earnings were $65 million for the first quarter of
         2009 compared to $49 million for the same period one year ago largely due to the impact of favourable morbidity experience.

     -   Group Wealth earnings for the first quarter of 2009 were relatively unchanged compared to the first quarter of 2008.
     >>

     Despite the challenging economic environment in the first quarter of
2009, SLF Canada maintained strong sales momentum. In Individual Insurance &
Investments, segregated fund sales in Canada, including sales of SunWise Elite
Plus with the guaranteed minimum withdrawal benefit rider, increased by 17% in the first quarter of 2009 over the same period last year. Sales of fixed interest products, including accumulation annuities, GICs and payout annuities, increased 128% to $305 million. In Group Benefits, sales increased by 97% in the first quarter of 2009 over the same period last year. In Group
Wealth, Group Retirement Services (GRS) sales increased by 32% over the first quarter of 2008 to $1.1 billion, including $160 million of retained assets from members leaving plans, representing a 42% retention ratio. GRS continued
to build on its leadership position in the Defined Contribution (DC) industry in 2008 capturing 47% of the industry's new sales and 51% of total DC market activity, as recently reported by LIMRA.

     <<
     SLF U.S.

                                                Quarterly results
     -------------------------------------------------------------------------
                                        Q1'09   Q4'08   Q3'08   Q2'08   Q1'08
     -------------------------------------------------------------------------
     Common shareholders' net income
      (loss) (US$ millions)
       Annuities                         (324)   (672)   (456)     22      75
       Individual Insurance               (57)     95     (76)     35      19
       Employee Benefits Group             48       1      30      25      19
     -------------------------------------------------------------------------
         Total (US$ millions)            (333)   (576)   (502)     82     113
         Total (C$ millions)             (407)   (679)   (533)     83     113
     -------------------------------------------------------------------------
     >>

     SLF U.S.'s loss of C$407 million in the first quarter of 2009 compares to a loss of C$679 million in the fourth quarter of 2008 and to earnings of C$113 million in the first quarter of the prior year. The depreciation of the
Canadian dollar against the U.S. dollar increased the reported loss in SLF
U.S. by C$78 million in the first quarter of 2009 compared to the first quarter of 2008.
     In U.S. dollars, the loss of US$333 million compared to earnings of
US$113 million in the first quarter of 2008 was primarily from external factors resulting in reserve strengthening of US$220 million, net of hedging, from equity market declines and US$160 million relating to credit market conditions, as well as increases in actuarial reserves, reflecting current and prior period experience, related to the very low interest rate environment.

     <<
     -   Annuities incurred a loss of US$324 million compared to earnings of
         US$75 million in the first quarter of 2008 as a result of an increase in annuity reserves related to declining equity markets and the negative impact of credit-related allowances and credit-related losses. The increase in variable annuity reserves was driven by a decline in variable annuity account values, which increased the value of guaranteed benefits and lowered the expected stream of future fee income. This reserve impact was partially offset by the benefit of equity hedges.

     -   Individual Insurance incurred a loss for the first quarter of 2009 of
         US$57 million compared to earnings of US$19 million in the first quarter of 2008. Earnings decreased primarily as a result of increases in actuarial reserves, reflecting current and prior period experience, related to the very low interest rate environment as well as the unfavourable earnings impact from the implementation of an internal reinsurance transaction for capital efficiency.

     -   Employee Benefits Group (EBG) earnings were US$48 million compared to
         US$19 million in the first quarter of 2008. Earnings were higher as a result of increased interest rates during the quarter and the impact of favourable claims experience.
     >>

     Despite challenging financial markets, domestic variable and fixed annuity sales in the first quarter of 2009 were US$988 million, an increase of
57%, and sales in EBG of US$63 million were higher by 15% compared to the first quarter of 2008. Sales in Individual Insurance were US$33 million. While a slight decrease of 3% compared to the same period one year ago, sales of
Individual Life core products were up 15%.

     <<
     MFS Investment Management

                                                Quarterly Results
     -------------------------------------------------------------------------
                                        Q1'09   Q4'08   Q3'08   Q2'08   Q1'08
     -------------------------------------------------------------------------
     Common shareholders' net income
      (US$ millions)                       23      25      47      55      59
     Common shareholders' net income
      (C$ millions)                        28      30      49      56      59

     Pre-tax operating profit margin
      ratio(4)                            21%     21%     29%     34%     35%
     Average net assets (US$ billions)    125     133     176     191     187
     Assets under management
      (US$ billions)                      124     134     162     183     184
     Net sales (redemptions) (US$
      billions)                           0.2    (2.1)   (2.0)    1.0    (2.7)
     Market movement (US$ billions)     (10.7)  (25.5)  (19.4)   (2.0)  (12.5)

     S&P 500 Index (daily average)        811     910   1,255   1,371   1,349
     -------------------------------------------------------------------------
     >>

     First quarter 2009 earnings for MFS decreased C$31 million compared to the first quarter of 2008. The movement of the Canadian dollar against the
U.S. dollar increased earnings for MFS by C$5 million in the first quarter of
2009 compared to the first quarter of 2008.
     In U.S. dollars, first quarter earnings were US$23 million compared to
US$59 million in the first quarter of 2008. The decrease in earnings was primarily due to lower average net assets as a result of the decline in global financial markets.
     Total assets under management at March 31, 2009 were US$124 billion, a decrease of US$10 billion compared to December 31, 2008, driven by market depreciation of US$10.7 billion, partially offset by net inflows of US$200 million.
     MFS's retail fund performance continues to be extremely strong with 93%
of funds ranked in the top half of their respective Lipper categories based on three-year performance as of March 31, 2009. Performance in the U.S. equity and global/international equity categories has also been exceptional, with 93%
and 97% of fund assets ranking in the top half of their respective three-year
Lipper averages as of March 31, 2009.

     <<
     SLF Asia

                                                Quarterly results
     -------------------------------------------------------------------------
                                        Q1'09   Q4'08   Q3'08   Q2'08   Q1'08
     -------------------------------------------------------------------------
     Common shareholders' net income
      (loss) ($ millions)                  17      16      (8)     12      13
     -------------------------------------------------------------------------
     >>

     First quarter 2009 earnings for SLF Asia were $17 million compared to earnings of $13 million in the first quarter of 2008. The increase in earnings was primarily due to higher earnings in the Philippines and Indonesia from business growth, as well as Hong Kong, where first quarter 2008 earnings were unfavourably impacted by widening credit spreads. Those positive variances were partially offset by continued investment in growth in India.
     First quarter 2009 individual insurance sales were up 8% over the same period last year driven by continued growth in India. Elsewhere, sales were down as the reduced demand for investment-linked products more than offset the triple-digit growth in sales of protection products. In Indonesia, Sun Life
Financial and Commerce International Merchant Bankers Group have agreed to form a joint venture to distribute Sun Life Financial's life, accident and health insurance products through the 600-plus retail branches of PT Bank CIMB
Niaga in Indonesia. Sun Life Everbright, Sun Life Financial's life insurance joint venture in China, opened its seventh branch in the country in the municipality of Chongqing, which has a population of over 30 million people.

     Corporate

     Corporate includes the results of Sun Life Financial U.K. (SLF U.K.) and
Corporate Support, which includes the Company's reinsurance businesses as well as investment income, expenses, capital and other items not allocated to Sun
Life Financial's other business segments.

     <<
                                                Quarterly results
     -------------------------------------------------------------------------
                                        Q1'09   Q4'08   Q3'08   Q2'08   Q1'08
     -------------------------------------------------------------------------
     Common shareholders' net income
      (loss) ($ millions)
       SLF U.K.                             -      40      69      41      59
       Corporate Support(5)               (45)    777    (130)     31      42
     -------------------------------------------------------------------------
         Total                            (45)    817     (61)     72     101
     -------------------------------------------------------------------------
     >>

     Earnings in the first quarter of 2009 decreased by $146 million compared to the first quarter of 2008. Results in SLF U.K. were lower by $59 million due to changes in interest rates and lower equity markets, as well as increases in actuarial reserves to reflect cash flow modelling for current and prior period experience. In Corporate Support, earnings were lower by $87 million primarily as a result of restructuring costs taken as part of the
Company's efforts to reduce expense levels and improve operational efficiency, as well as the positive effect of changes in income tax liabilities which benefited Corporate Support results in the first quarter of 2008.

     Additional Financial Disclosure

     REVENUE

     Under Canadian GAAP, revenues include (i) regular premiums received on life and health insurance policies and fixed annuity products, (ii) net investment income comprised of income earned on general fund assets and changes in the value of held-for-trading assets and derivative instruments, and (iii) fee income received for services provided. Segregated fund deposits, mutual fund deposits and managed fund deposits are not included in revenues.
     Net investment income can experience volatility arising from quarterly fluctuation in the value of held-for-trading assets. The bonds and stocks which support actuarial liabilities are designated as held-for-trading and consequently, changes in fair values of these assets are recorded in net investment income in the consolidated statement of operations. Changes in the fair values of these assets are largely offset by changes in the fair value of the actuarial liabilities, where there is an effective matching of assets and liabilities. The Company performs cash flow testing whereby asset and liability cash flows are projected under various scenarios. When an asset backing liabilities is written down in value to reflect impairment or default, the actuarial assumptions about the cash flows required to support the liabilities will change, resulting in an increase in actuarial liabilities charged through the consolidated statement of operations. Additional detail on the Company's accounting policies can be found in Sun Life Financial Inc.'s annual Management's Discussion and Analysis (MD&A), which can be retrieved from the Company's website at www.sunlife.com.

     <<
                                                Quarterly Results
     -------------------------------------------------------------------------
                                        Q1'09   Q4'08   Q3'08   Q2'08   Q1'08
     -------------------------------------------------------------------------
     Revenues ($ millions)
       SLF Canada                       2,249   2,052   1,279   2,276   2,320
       SLF U.S.                         2,360     587     546   1,624   1,060
       MFS                                288     310     342     367     362
       SLF Asia                           238     128     180      71     119
       Corporate                         (107)  1,629     213      73      25
     -------------------------------------------------------------------------
     Total as reported                  5,028   4,706   2,560   4,411   3,886
     -------------------------------------------------------------------------

     Impact of currency and changes in
      the fair value of held-for-trading
      assets and derivative instruments  (358) (1,352) (2,889) (1,098) (1,640)
     -------------------------------------------------------------------------
     Total adjusted revenue             5,386   6,058   5,449   5,509   5,526
     -------------------------------------------------------------------------
     >>

     Revenues for the first quarter of 2009 were $1.1 billion higher than the comparable period a year ago. Premium revenue was higher by $834 million, with
$407 million arising from the weakening of the Canadian dollar against the
U.S. currency and an increase of $374 million, without the effect of currency, from higher annuity revenues in SLF Canada and SLF U.S. In addition, changes in the fair value of held-for-trading assets and derivative instruments, which are recorded in investment income, had a relatively smaller unfavourable impact in the first quarter of 2009 compared to the same period one year ago.
After adjusting for the impact of currency and fair value changes in held-for-
trading assets, the first quarter 2009 revenue of $5.4 billion was $140 million lower than the same period a year ago mainly due to lower fee income on reduced asset values.
     Premium revenue of $4.0 billion in the first quarter of 2009 was up $834 million from the first quarter of 2008. The weakening of the Canadian currency against the U.S. dollar contributed $407 million to the increase. The remainder of the increase was mostly due to higher fixed annuity premiums in
SLF U.S. and SLF Canada.
     Net investment income of $407 million was $411 million higher in the first quarter of 2009 compared to the same period a year ago. The changes in fair market value of held-for-trading assets and derivatives in the first quarter of 2009 decreased net investment income by $955 million compared to a decrease of $1.6 billion in the first quarter of 2008. There was also a $96 million increase due to currency fluctuations primarily as a result of a lower level of realized and unrealized losses in SLF U.S. These increases were partially offset by lower investment income in SLF Canada due to the sale of the Company's interest in CI Financial in the fourth quarter of 2008 and a decrease in SLF U.S. which included a gain on the sale of Sun Life Retirement
Services (U.S.) Inc. in the first quarter of 2008.
     Fee income of $602 million in the first quarter of 2009 was lower by $103 million compared to the same period in the previous year as a decrease of $188 million from lower fees on reduced asset values in the wealth businesses was partially offset by an increase of $85 million from the weakening of the
Canadian dollar relative to the U.S. dollar.

     Assets Under Management (AUM)

     AUM were $375.0 billion as at March 31, 2009 compared to $381.1 billion as at December 31, 2008, and $415.3 billion as at March 31, 2008. The decrease of $6.1 billion between December 31, 2008 and March 31, 2009 resulted primarily from:

     <<
     (i)    negative market movements of $16.8 billion;
     (ii)   a decrease of $955 million from the change in value of held-for-
            trading assets; partially offset by
     (iii)  an increase of $8.7 billion from a weaker Canadian dollar compared to the prior period exchange rates;
     (iv)   net sales of mutual, managed and segregated funds of $2.6 billion;
            and
     (v)    business growth.

     AUM decreased $40.2 billion between March 31, 2008 and March 31, 2009. The decrease in AUM related primarily to:

     (i)    declining market performance that lowered AUM by $87.5 billion;
     (ii)   a decrease of $6.8 billion from the change in value of held-for-
            trading assets; partially offset by
     (iii)  an increase of $50.7 billion from the weakening of the Canadian dollar against foreign currencies;
     (iv)   net sales of mutual, managed and segregated funds of $236 million;
            and
     (v)    business growth.
     >>

     Changes in the Balance Sheet and Shareholders' Equity

     Total general fund assets were $121.3 billion as at March 31, 2009, compared to $115.2 billion a year earlier. Total general fund assets were up
$6.1 billion from the March 31, 2008 level primarily due to an increase of
$9.7 billion from the weakening of the Canadian dollar against foreign currencies and a gain from business growth, partly offset by a reduction of
$6.8 billion from the change in value of held-for-trading assets.
     Total general fund assets increased by $1.5 billion from the December 31,
2008 level of $119.8 billion. The favourable impact of $2.1 billion from currency fluctuations and business growth boosted general fund assets in the first quarter of 2009. These increases were partially offset by a reduction of
$955 million from the change in value of held-for-trading assets.
     Actuarial and other policy liabilities of $83.4 billion as at March 31,
2009 increased by $2.0 billion compared to December 31, 2008, with an increase of $1.4 billion from the weakening of the Canadian dollar against foreign currencies and a gain from business growth mostly from annuity sales in SLF
U.S. and SLF Canada.
     Actuarial and other policy liabilities were up by $3.9 billion from the
March 31, 2008 amount of $79.4 billion. The increase of $6.3 billion resulting from the weakening of the Canadian dollar against foreign currencies and a positive impact of business growth was partially offset by the decrease related to corresponding changes in fair value of held-for-trading assets.
     Shareholders' equity, including Sun Life Financial's preferred share capital, was $16.9 billion as at March 31, 2009 compared to $17.3 billion as at December 31, 2008 and $17.4 billion as at March 31, 2008. The decrease of
$358 million between December 31, 2008 and March 31, 2009 resulted primarily from:

     <<
     (i)    shareholders' net loss of $195 million, before preferred share dividends of $18 million;
     (ii)   unrealized losses on available-for-sale assets in other
            comprehensive income (OCI) of $302 million;
     (iii)  common share dividend payments of $201 million; partly offset by
     (iv)   an increase of $354 million from currency fluctuations.

     As at May 4, 2009, Sun Life Financial Inc. had 559.7 million common shares and 61.0 million preferred shares outstanding.

     CASH FLOWS

                                                                  Quarterly
                                                                   Results
     -------------------------------------------------------------------------
     ($ millions)                                               Q1'09   Q1'08
     -------------------------------------------------------------------------
     Cash and cash equivalents, beginning of period             7,263   3,603
     Cash flows provided by (used in):
       Operating activities                                       698     193
       Financing activities                                       552      54
       Investing activities                                       693    (602)
     Changes due to fluctuations in exchange rates                160       9
     -------------------------------------------------------------------------
     Increase in cash and cash equivalents                      2,103    (346)
     -------------------------------------------------------------------------
     Cash and cash equivalents, end of period                   9,366   3,257
     Short-term securities, end of period                       1,061   2,016
     -------------------------------------------------------------------------
     Total cash, cash equivalents and short-term securities    10,427   5,273
     -------------------------------------------------------------------------
     >>

     Net cash, cash equivalents and short-term securities of $10.4 billion as at the end of the first quarter of 2009 were higher by $5.2 billion compared to the first quarter of 2008. Cash generated by operations was $505 million higher in the first quarter of 2009 than 2008. The improvement was mainly due to increased premiums partly offset by lower fee income and higher benefit payments. Cash provided by financing activities in the first quarter of 2009 was $498 million higher than in the same period a year ago. An increase of
$100 million in the amount of subordinated debt issued in the first quarter of
2009 compared to 2008, an increase of $93 million in borrowed funds and unsecured debt financing and a reduction of $110 million in the amount of common share repurchases were the primary reasons for the increase. Cash provided by investing activities was up by $1.3 billion in the first quarter of 2009 compared with the same quarter of 2008 from a higher level of long-
term asset sales over purchases in the first quarter of 2009 compared to 2008 as a result of the Company's intention to maintain higher levels of liquidity.
Currency fluctuations increased cash balances by $160 million in the first quarter of 2009 compared to $9 million in the comparable period a year ago.

     QUARTERLY FINANCIAL RESULTS

     The following table provides a summary of Sun Life Financial's results for the eight most recently completed quarters.

     <<
     -------------------------------------------------------------------------
                       Q1'09  Q4'08  Q3'08  Q2'08  Q1'08  Q4'07  Q3'07  Q2'07
     -------------------------------------------------------------------------
     Common
      shareholders' net
      income (loss)
      ($millions)       (213)   129   (396)   519    533    555    577    590
     Operating earnings
      (loss)
      ($millions)       (186)  (696)  (396)   519    533    560    583    593
     Basic EPS ($)     (0.38)  0.23  (0.71)  0.92   0.95   0.98   1.02   1.03
     Fully diluted
      EPS ($)          (0.38)  0.23  (0.71)  0.91   0.93   0.97   1.00   1.02
     Fully diluted
      operating
      EPS ($)          (0.33) (1.25) (0.71)  0.91   0.93   0.98   1.01   1.03
     Total revenue
      ($millions)      5,028  4,706  2,560  4,411  3,886  5,405  5,699  4,500
     Total AUM
      ($billions)        375    381    389    413    415    425    427    440
     -------------------------------------------------------------------------
     >>

     INVESTMENTS

     The Company had total general fund invested assets of $107.8 billion as at March 31, 2009. The majority of the Company's general funds are invested in medium-to long-term fixed income instruments such as bonds and mortgages. The
Company's portfolio composition is conservative, with 85% of the general funds in cash and fixed income investments. Stocks and real estate comprised 4% and
5% of the portfolio, respectively, as at March 31, 2009. The remaining 6% of the portfolio is comprised of policy loans, other invested assets and derivative assets.
     As at March 31, 2009, the Company held $59.2 billion of bonds, which constituted 55% of the Company's overall investment portfolio. Bonds with an investment grade of "A" or higher represented 67%, and bonds rated "BBB" or higher represented 96% of the total bond portfolio as at March 31, 2009, down from 97% at December 31, 2008.
     As at March 31, 2009, the Company held $12.6 billion of privately held bonds, which constituted 21.2% of the Company's overall bond portfolio. Bonds
(excluding asset-backed) that are not issued or guaranteed by sovereign, regional and municipal governments represented 74% of the total bond portfolio as at March 31, 2009, compared to 75% as at December 31, 2008.
     The Company's gross unrealized losses as at March 31, 2009 for available-
for-sale bonds and held-for-trading bonds were $2.2 billion and $7.8 billion, respectively, compared with $1.9 billion and $7.1 billion, respectively, at
December 31, 2008. Gross unrealized losses reflect the difference between the fair value and amortized cost and are primarily due to the widening of credit spreads.
     The Company's bond portfolio as at March 31, 2009 included $14.4 billion in the financial sector, representing approximately 24% of the Company's bond portfolio, or 13% of the Company's total invested assets. This compares to
$15.5 billion as at December 31, 2008. The $1.1 billion decrease in the value of financial sector bond holdings is primarily the result of the increase in interest rates and the widening of credit spreads in the sector partially offset by movements in foreign currencies.
     The Company's bond portfolio as at March 31, 2009 included $4.9 billion of asset-backed securities reported as bonds, representing approximately 8% of the Company's bond portfolio, or 5% of the Company's total invested assets.
This compares to $5.1 billion as at December 31, 2008.

     <<
                                           March 31, 2009   December 31, 2008
     -------------------------------------------------------------------------
                                         Fair  Investment    Fair  Investment
     ($ millions)                        value    grade %    value    grade %
     -------------------------------------------------------------------------
     Commercial mortgage-backed
      securities                         1,828      98.6%     1,889     99.7%
     Residential mortgage-backed
      securities
       Agency                            1,127     100.0%     1,138    100.0%
       Non-agency                        1,051      95.3%     1,092     98.4%
     Collateralized debt obligations       179      72.2%       215     80.8%
     Other(x)                              700      92.7%       754     97.3%
     -------------------------------------------------------------------------
     Total                               4,885      96.4%     5,088     98.3%
     -------------------------------------------------------------------------
     (x) Other includes sub-prime, a portion of the Company's exposure to
         Alt-A and other asset-backed securities

     The fair value of the Company's asset-backed securities is further broken down in the tables below to reflect ratings and vintages of the assets within this portfolio.

     As at                         RMBS -      RMBS -
     March 31, 2009      CMBS      Agency  Non-agency        CDOs       Other
     -------------------------------------------------------------------------
     Rating
     AAA                75.8%      100.0%       33.2%       17.5%       51.0%
     AA                  6.8%        0.0%       46.4%       25.7%        9.3%
     A                   8.0%        0.0%       12.1%        2.2%       19.7%
     BBB                 8.0%        0.0%        3.7%       26.8%       12.7%
     BB & Below          1.4%        0.0%        4.6%       27.8%        7.3%
     -------------------------------------------------------------------------
     Total             100.0%      100.0%      100.0%      100.0%      100.0%
     -------------------------------------------------------------------------

     Vintage
     2005 & Prior       86.3%       58.7%       90.6%       72.1%       58.5%
     2006               10.4%       11.4%        8.0%        9.4%       17.5%
     2007                3.2%       13.2%        1.4%       18.5%        2.3%
     2008                0.1%       16.2%        0.0%        0.0%       21.7%
     2009                0.0%        0.5%        0.0%        0.0%        0.0%
     -------------------------------------------------------------------------
     Total             100.0%      100.0%      100.0%      100.0%      100.0%
     -------------------------------------------------------------------------
     CMBS(equal sign) Commercial Mortgage-Backed Securities;
     RMBS (equal sign) Residential Mortgage-Backed Securities;
     CDOs (equal sign) Collateralized Debt Obligations

     As at
     December 31,                  RMBS -      RMBS -
     2008                CMBS      Agency  Non-agency        CDOs       Other
     -------------------------------------------------------------------------
     Rating
     AAA                74.5%      100.0%       33.2%       19.1%       51.3%
     AA                  7.7%        0.0%       48.0%       46.5%       13.9%
     A                   8.3%        0.0%       11.6%       10.5%       20.4%
     BBB                 9.2%        0.0%        5.6%        4.7%       11.7%
     BB & Below          0.3%        0.0%        1.6%       19.2%        2.7%
     -------------------------------------------------------------------------
     Total             100.0%      100.0%      100.0%      100.0%      100.0%
     -------------------------------------------------------------------------

     Vintage
     2005 & Prior       85.6%       59.2%       90.2%       75.0%       59.3%
     2006               10.8%       11.1%        8.2%        9.5%       18.5%
     2007                3.5%       13.1%        1.6%       15.5%        2.5%
     2008                0.1%       16.6%        0.0%        0.0%       19.7%
     -------------------------------------------------------------------------
     Total             100.0%      100.0%      100.0%      100.0%      100.0%
     -------------------------------------------------------------------------
     CMBS (equal sign) Commercial Mortgage-Backed Securities;
     RMBS (equal sign) Residential Mortgage-Backed Securities;
     CDOs (equal sign) Collateralized Debt Obligations
     >>

     As at March 31, 2009, the Company had indirect exposure to residential sub-prime and Alternative-A (Alt-A) loans of $170 million and $140 million, respectively, together representing approximately 0.3% of the Company's total invested assets. Alt-A loans generally are residential loans made to borrowers with credit profiles that are stronger than sub-prime but weaker than prime.
90.4% of these investments either were issued before 2006 or have an "AAA"
rating.
     The Company's mortgage portfolio consists almost entirely of first mortgages. While the Company generally requires a maximum loan to value ratio of 75%, it may invest in mortgages with a higher loan to value ratio in Canada if the mortgage is insured. As at March 31, 2009, the mix of the Company's mortgage portfolio was 82% non-residential and 18% residential and approximately 34% of mortgage loans will mature by December 31, 2013. As at
March 31, 2009, the Company's commercial mortgage portfolio had a carrying value of $15.7 billion, which is spread across approximately 4,200 loans.

     <<
     -------------------------------------------------------------------------
     ($ millions)               March 31, 2009              December 31, 2008
     -------------------------------------------------------------------------
                                   Non-                           Non-
                Residential Residential  Total Residential Residential  Total
     -------------------------------------------------------------------------
     Canada           2,590       5,727  8,317       2,620       5,896  8,516
     United
      States            353       7,509  7,862         342       7,338  7,680
     United
      Kingdom             -          72     72           -          71     71
     -------------------------------------------------------------------------
     Total
      Mortgages       2,943      13,308 16,251       2,962      13,305 16,267
     -------------------------------------------------------------------------
     Corporate
      Loans               -           -  6,060           -           -  6,035
     -------------------------------------------------------------------------
     Total
      Mortgages
      & Corporate
      Loans                             22,311                         22,302
     -------------------------------------------------------------------------

     The values of the Company's derivative instruments are summarized in the following table. The use of derivatives is measured in terms of notional amounts, which serve as the basis for calculating payments and are generally not actual amounts that are exchanged.

     -------------------------------------------------------------------------
     ($ millions)                           March 31, 2009  December 31, 2008
     -------------------------------------------------------------------------
     Net fair value                                 (1,176)              (550)
     Total notional amount                          50,128             50,796
     Credit equivalent amount                        1,049              1,260
     Risk-weighted credit equivalent amount              7                 28
     -------------------------------------------------------------------------
     >>

     The total notional amount decreased to $50.1 billion as at March 31,
2009, from $50.8 billion as at December 31, 2008, and the net fair value decreased to $(1.2) billion as at March 31, 2009 from the December 31, 2008 amount of $(0.6) billion. The change was primarily due to a decrease in the market value of interest rate contracts resulting from an increase in interest rates and foreign exchange contracts resulting from a weakening in the
Canadian dollar relative to other foreign currencies. The credit equivalent amount, a measure used to approximate the potential credit exposure, is determined as the replacement cost of the derivative contracts having a positive fair value plus an amount representing the potential future credit exposure. The risk-weighted credit equivalent amount is a measure used to determine the amount of capital necessary to support derivative transactions for certain Canadian regulatory purposes. It is determined by weighting the credit equivalent amount according to the nature of the derivative and the creditworthiness of the counterparties.
     Net impaired assets for mortgages and corporate loans, net of allowances, amounted to $127 million as at March 31, 2009, $1 million more than the
December 31, 2008 level for these assets. In addition to allowances reflected in the carrying value of mortgages and corporate loans, the Company had $2.8 billion for possible future asset defaults for all financial assets included in its actuarial liabilities as at March 31, 2009.
     The invested asset values and ratios presented in this section are based on the carrying value of the respective asset categories. Carrying value for available-for-sale and held-for-trading invested assets are equal to fair value. In the event of default, if the amounts recovered are insufficient to satisfy the related actuarial liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the asset.

     CAPITAL MANAGEMENT AND LIQUIDITY

     Sun Life Financial has a policy designed to maintain a strong capital position and provide the flexibility necessary to take advantage of growth opportunities, to support the risk associated with its businesses and to optimize shareholder return. The Company's capital base is structured to exceed regulatory and internal capital targets and maintain strong credit ratings while maintaining a capital efficient structure and desired capital ratios. Capital is managed both on a consolidated basis under principles that consider all the risks associated with the business as well as at the business unit level under the principles appropriate to the jurisdiction in which it operates.
     As an insurance holding company, Sun Life Financial Inc. is expected to manage its capital for all of its subsidiaries in a manner commensurate with its risk profile and control environment.
     Sun Life Assurance Company of Canada (Sun Life Assurance), the Company's
principal operating subsidiary in Canada, is subject to the Minimum Continuing
Capital Surplus Requirements (MCCSR) of the Office of the Superintendent of
Financial Institutions, Canada (OSFI). OSFI's capital target for life insurance companies is an MCCSR ratio of 150% or greater. With an MCCSR ratio of 223% Sun Life Assurance was well above the supervisory target as at March
31, 2009, compared to 232% as at December 31, 2008. The decrease in the MCCSR ratio is primarily due to capital market impacts including equity and credit experience.
     The Company maintains a liquidity position that exceeds all the liabilities payable on demand. The Company also actively manages and monitors the matching of its asset positions against its commitments, together with the diversification and credit quality of its investments, against established targets.
     The Company's primary source of funds is cash provided by operating activities, including premiums, investment management fees and net investment income. These funds are used primarily to pay policy benefits, dividends to policyholders, claims, commissions, operating expenses, interest expenses and shareholder dividends. Cash flows generated from operating activities are generally invested to support future payment requirements, including the payment of dividends to shareholders. During the first quarter of 2009, the
Company issued $500 million principal amount of Series 2009-1 Subordinated
Unsecured 7.90% Fixed/Floating Debentures due in 2019. The net proceeds of the offering will be used for general corporate purposes, including investments in subsidiaries.
     During the fourth quarter of 2008, Standard & Poor's, Moody's and A.M.
Best revised their respective outlooks for the North American life insurance sector to negative from stable. Following this change, these rating agencies downgraded the financial strength ratings of Sun Life Assurance in the first quarter of 2009. The ratings changes for Sun Life Assurance are summarized in the table below.

     <<
     -------------------------------------------------------------------------
     Rating Agency                     March 31, 2009       December 31, 2008
     -------------------------------------------------------------------------
     Standard & Poor's           AA (negative outlook)    AA+ (stable outlook)
     Moody's                      Aa3 (stable outlook)  Aa2 (negative outlook)
     A.M. Best                     A+ (stable outlook)    A++ (stable outlook)
     -------------------------------------------------------------------------
     >>

     OUTLOOK AND MARKET SENSITIVITY

     Global equity markets continued to struggle for most of the first quarter of 2009 - the sixth consecutive down quarter. As investors began to have faith that the new credit enhancing programs would gain traction, the S&P 500 recorded an increase of 8.5% in March and a further 9.4% in April, its best monthly return since March 2000. The U.S. Federal Reserve kept interest rates unchanged at essentially zero or in a range of 0 to 0.25% at their two meetings held during the first quarter of 2009. The near-term economic outlook is weak, and the level of uncertainty in the market remains high. Regulators in the U.S. will publicly release results of recently performed stress tests on U.S. banks, which could have an impact on financial markets. However, the
Federal Reserve anticipates that policy actions to stabilize financial markets and institutions, together with fiscal and monetary stimulus, will contribute to a gradual resumption of sustainable economic growth.
     The Company's earnings are dependent on the determination of its policyholder obligations under its annuity and insurance contracts. These amounts are determined using internal valuation models and are recorded in the
Company's financial statements, primarily as actuarial liabilities. The determination of these obligations requires management to make assumptions about equity market performance, interest rates and other factors over the life of its products.
     The estimated impact on the Company's policyholder obligations from an immediate 10% increase across all equity markets as at March 31, 2009, would be an increase in net income in the range of $250 million to $325 million.
Conversely, the impact of an immediate 10% drop across all equity markets would be an estimated decrease in net income in the range of $250 million to
$325 million.
     The estimated impact from these obligations of an immediate parallel increase of 1% in interest rates as at March 31, 2009, across the yield curve in all markets, would be an increase in net income in the range of $125 million to $175 million. Conversely, an immediate 1% parallel decrease in interest rates would result in an estimated decrease in net income in the range of $250 million to $325 million. Interest rate sensitivities increased from prior quarter levels as a result of a number of factors, including increases in actuarial reserves, reflecting current and prior period experience, related to the very low interest rate environment as well as changes in market levels and interest rate hedging during the quarter.
     The Company's principal operating subsidiary, Sun Life Assurance, is subject to the MCCSR capital rules for a life insurance company in Canada. The
MCCSR calculation involves using qualifying models or applying quantitative factors to specific assets and liabilities based on a number of risk components to arrive at required capital and comparing this requirement to available capital to assess capital adequacy. Certain of these risk components, along with available capital, are sensitive to changes in equity markets. The estimated impact on the MCCSR of Sun Life Assurance from an immediate 10% increase across all equity markets as at March 31, 2009 would result in an increase in MCCSR of up to 5 percentage points. Conversely, the estimated impact on the MCCSR of Sun Life Assurance from an immediate 10% drop across all equity markets would result in a decrease in MCCSR of up to 8 percentage points.
     The equity, interest rate and MCCSR sensitivities above are forward-
looking statements. These are measures of the Company's estimated net income and capital sensitivity to the changes in interest rate and equity market level described above, based on a starting point and business mix in place as of March 31, 2009. Each of these sensitivities is determined independently and therefore generally assumes that all other variables stay constant. Actual results can differ materially from these estimates for a variety of reasons including differences in the pattern or distribution of the prescribed shocks, the interaction between these factors, model error, or changes in other underlying assumptions such as business mix, effective tax rates, and other market variables. Further, changes in interest rates and equity market prices in excess of the ranges illustrated will generally result in greater than proportional impacts. Additional information concerning the Company's sensitivities is included in Sun Life Financial's 2008 Annual MD&A and 2008
Consolidated Financial Statements.
     The Company provides guarantees through its variable annuity business in
Canada and the United States which are linked to underlying fund performance.
Declines in equity markets have increased the Company's exposure to various annuity and segregated fund benefit guarantees.

     <<
     -------------------------------------------------------------------------
                          March 31, 2009               December 31, 2008
     -------------------------------------------------------------------------
                           Amount                        Amount
                     Fund      at     Actuarial    Fund      at     Actuarial
     ($ millions)   Value  Risk(6)  Liabilities   Value  Risk(6)  Liabilities
     -------------------------------------------------------------------------
     Total         29,509  10,309         3,601  29,730   9,063         3,036
     -------------------------------------------------------------------------
     >>

     Guaranteed benefits are contingent and only payable upon death, maturity, withdrawal or annuitization if fund values remain below guaranteed values. If markets do not recover, liabilities on current in-force business would be due primarily in the period from 2013 to 2031. The amount at risk at March 31,
2009 increased from December 31, 2008 as a result of declining equity markets.
Additional reserves were established as at March 31, 2009 to reflect the $1.2 billion increase in the amount at risk.

     ENTERPRISE RISK MANAGEMENT

     Sun Life Financial uses an enterprise risk management framework to assist in categorizing, monitoring and managing the risks to which it is exposed. The major categories of risk are credit risk, market risk, insurance risk, operational risk and strategic risk. Operational risk is a broad category that includes legal and regulatory risks, people risks, and systems and processing risks.
     Through its ongoing enterprise risk management procedures, Sun Life
Financial reviews the various risk factors identified in the framework and reports to senior management and to the Risk Review Committee of the Board at least quarterly. Sun Life Financial's enterprise risk management procedures and risk factors are described in Sun Life Financial Inc.'s annual MD&A and
Annual Information Form (AIF) for the year ended December 31, 2008.

     LEGAL AND REGULATORY MATTERS

     Information concerning legal and regulatory matters is provided in Sun
Life Financial Inc.'s annual Consolidated Financial Statements, annual MD&A and AIF for the year ended December 31, 2008, copies of which are available on the Company's website at www.sunlife.com and at www.sedar.com and www.sec.gov.

     INTERNAL CONTROL OVER FINANCIAL REPORTING

     Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of its financial statements in accordance with GAAP.
     There were no changes in the Company's internal control over financial reporting during the period beginning on January 1, 2009 and ended on March
31, 2009 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

     TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

     The Canadian Accounting Standards Board confirmed January 1, 2011 as the date IFRS will replace current Canadian standards and interpretations as
Canadian GAAP for publicly accountable enterprises. In order to prepare for the conversion to IFRS, Sun Life Financial has developed an IFRS changeover plan. This plan addresses key elements of the Company's conversion to IFRS including:

     <<
     -   Education and training requirements
     -   Accounting policy changes
     -   Information technology and data systems impacts
     -   Impacts on business activities
     -   Financial reporting requirements
     -   Internal control over financial reporting
     >>

     The IFRS changeover plan is well underway, with key IFRS standards analyzed and compared against Sun Life Financial's current Canadian GAAP policies. The key accounting policy alternatives have been identified, including contract classification and first-time adoption of IFRS, however final decisions are pending. The impacts of these are currently being assessed.
     A focused education and training plan for employees has been established throughout the organization; this plan includes external IFRS courses, internal presentations and workshops. These will continue to evolve throughout the implementation period and beyond and have involved members of the core
IFRS Project team, and the wider finance and other functional audience within the organization.
     The core IFRS team has partnered with all of the relevant functional areas of the Company to assess the specific and overall impact of IFRS, including information technology, data systems, Treasury and Taxation. As the implementation process moves forward, the Company expects to continue to revisit its changeover plan; accordingly, changes to the existing plan may be required.

     USE OF NON-GAAP FINANCIAL MEASURES

     Management evaluates the Company's performance on the basis of financial measures prepared in accordance with GAAP, including earnings, fully diluted
EPS and ROE. Management also measures the Company's performance based on certain non-GAAP measures, including operating earnings, and financial measures based on operating earnings, including operating EPS and operating
ROE, that exclude certain items that are not operational or ongoing in nature.
Management also uses financial performance measures that are prepared on a constant currency basis, which exclude the impact of currency fluctuations.
The Company also reviews adjusted revenue, which excludes the impact of currency and fair value changes in held-for-trading assets and derivative instruments from total revenue. Management also monitors MFS's pre-tax operating profit margin ratio, the denominator of which excludes certain investment income and includes certain commission expenses, as a means of measuring the underlying profitability of MFS. Value of new business is used to measure overall profitability. Value of new business is based on actuarial amounts for which there are no comparable amounts under GAAP. Management believes that these non-GAAP financial measures provide information useful to investors in understanding the Company's performance and facilitate the comparison of the quarterly and full-year results of the Company's ongoing operations. These non-GAAP financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. They should not be viewed as an alternative to measures of financial performance determined in accordance with GAAP. Additional information concerning these non-GAAP financial measures and reconciliations to GAAP measures are included in Sun Life Financial Inc.'s annual and interim
MD&A and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors - Financial Results & Reports - Year-end
Reports.
     The following table sets out the items that have been excluded from the
Company's operating earnings in the eight most recently completed quarters and provides a reconciliation to the Company's earnings based on Canadian GAAP.

     <<
     RECONCILIATION OF OPERATING EARNINGS

     ($ millions)                         Quarterly results
     -------------------------------------------------------------------------
                       Q1'09  Q4'08  Q3'08  Q2'08  Q1'08  Q4'07  Q3'07  Q2'07
     -------------------------------------------------------------------------
     Reported Earnings
      (GAAP)            (213)   129   (396)   519    533    555    577    590
     After-tax gain
      (loss) on special
      items
       Re-branding
        expenses in
        Canada             -      -      -      -      -     (3)    (5)    (2)
       EBG integration
        costs              -      -      -      -      -     (2)    (1)    (1)
       Gain on sale of
        interest in CI
        Financial          -    825      -      -      -      -      -      -
       Restructuring
        costs to reduce
        expense levels   (27)     -      -      -      -      -      -      -
     -------------------------------------------------------------------------
     Total special
      items              (27)   825      -      -      -     (5)    (6)    (3)
     -------------------------------------------------------------------------
     Operating earnings (186)  (696)  (396)   519    533    560    583    593
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     >>

     FORWARD-LOOKING STATEMENTS

     Certain statements contained in this document, including those relating to the Company's strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects", "anticipates", "intends", "plans",
"believes", "estimates" or similar expressions, are forward-looking statements within the meaning of securities laws. Forward-looking statements include the information concerning possible or assumed future results of operations of the
Company. These statements represent the Company's expectations, estimates and projections regarding future events and are not historical facts. Forward-
looking statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict. Future results and stockholder value of SLF Inc. may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out under "Risk Factors" in the Company's AIF and the factors detailed in its other filings with Canadian and U.S. securities regulators, including its annual and interim MD&A, and annual and interim financial statements, which are available for review at www.sedar.com and www.sec.gov.
     Factors that could cause actual results to differ materially from expectations include, but are not limited to, investment losses and defaults and changes to investment valuations; the performance of equity markets;
interest rate fluctuations; other market risks including movement in credit spreads; possible sustained economic downturn; risks related to market liquidity; market conditions that adversely affect the Company's capital position or its ability to raise capital; downgrades in financial strength or credit ratings; the impact of mergers and acquisitions; the performance of the
Company's investments and investment portfolios managed for clients such as segregated and mutual funds; insurance risks including mortality, morbidity, longevity and policyholder behaviour including the occurrence of natural or man-made disasters, pandemic diseases and acts of terrorism; changes in legislation and regulations including tax laws; regulatory investigations and proceedings and private legal proceedings and class actions relating to practices in the mutual fund, insurance, annuity and financial product distribution industries; risks relating to product design and pricing; the availability, cost and effectiveness of reinsurance; the inability to maintain strong distribution channels and risks relating to market conduct by intermediaries and agents; currency exchange rate fluctuations; the cost, effectiveness and availability of risk mitigating hedging programs; the creditworthiness of guarantors and counterparties to derivatives; risks relating to operations in Asia including risks relating to joint ventures; the impact of competition; risks relating to financial modelling errors; business continuity risks; failure of information systems and Internet enabled technology; breaches of computer security and privacy; dependence on third-
party relationships including outsourcing arrangements; the ability to attract and retain employees; the impact of adverse results in the closed block of business; the ineffectiveness of risk management policies and procedures and the potential for financial loss related to changes in the environment. The
Company does not undertake any obligation to update or revise these forward-
looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by law.
     The financial results presented in this document are unaudited.

     EARNINGS CONFERENCE CALL

     The Company's first quarter 2009 financial results will be reviewed at a conference call today at 9 a.m. ET. To listen to the call via live audio webcast and to view the presentation slides, as well as related information, please visit www.sunlife.com and click on the link to Q1 results from the
"Investors" section of the home page 10 minutes prior to the start of the presentation. The webcast and presentation will be archived on our website following the call and can be found at www.sunlife.com.
     The conference call can also be accessed by phone by dialing 416-644-
3416 (Toronto), or 1-800-732-9307 (Canada/U.S.).

     Sun Life Financial

     Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in
1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland,
Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of
March 31, 2009, the Sun Life Financial group of companies had total assets under management of $375 billion. For more information please visit
www.sunlife.com.
     Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and
Philippine (PSE) stock exchanges under ticker symbol SLF.

     <<
     SUMMARY CONSOLIDATED FINANCIAL STATEMENTS

     Consolidated Statements of Operations
                                                   For the three months ended
     -------------------------------------------------------------------------
     (unaudited, in millions of Canadian dollars        March 31,    March 31,
      except for per share amounts)                         2009         2008
     -------------------------------------------------------------------------
     Revenue
       Premium Income:
         Annuities                                    $    1,353   $      817
         Life insurance                                    1,549        1,388
         Health insurance                                  1,117          980
     -------------------------------------------------------------------------
                                                           4,019        3,185
     -------------------------------------------------------------------------
       Net investment income (loss):
         Changes in fair value of held-for-trading
          assets                                            (905)      (1,172)
         Income (loss) from derivative instruments           (81)        (470)
         Net gains (losses) on available-for-sale
          assets                                             (50)          28
         Other net investment income                       1,443        1,610
     -------------------------------------------------------------------------
                                                             407           (4)
     -------------------------------------------------------------------------
       Fee income                                            602          705
     -------------------------------------------------------------------------
                                                           5,028        3,886
     -------------------------------------------------------------------------
     Policy benefits and expenses
       Payments to policyholders, beneficiaries and
        depositors:
         Maturities and surrenders                         1,380        1,269
         Annuity payments                                    343          339
         Death and disability benefits                       848          681
         Health benefits                                     800          718
         Policyholder dividends and interest on claims
          and deposits                                       332          279
     -------------------------------------------------------------------------
                                                           3,703        3,286
       Net transfers to (from) segregated funds              108          112
       Increase (decrease) in actuarial liabilities          528       (1,540)
       Commissions                                           397          375
       Operating expenses                                    777          752
       Premium taxes                                          55           52
       Interest expense                                       97           98
     -------------------------------------------------------------------------
                                                           5,665        3,135
     -------------------------------------------------------------------------
     Income (loss) before income taxes and
      non-controlling interests                             (637)         751
       Income tax expense (benefit)                         (445)         190
       Non-controlling interests in net income of
        subsidiaries                                           3            9
     -------------------------------------------------------------------------
     Total net income (loss)                                (195)         552
       Less: Participating policyholders' net income           -            1
     -------------------------------------------------------------------------
     Shareholders' net income (loss)                        (195)         551
       Less: Preferred shareholder dividends                  18           18
     -------------------------------------------------------------------------
     Common shareholders' net income (loss)           $     (213)  $      533
     -------------------------------------------------------------------------

     Earnings (loss) per share
       Basic                                          $    (0.38)  $     0.95
       Diluted                                        $    (0.38)  $     0.93

     Consolidated Balance Sheets
                                                                As at
     -------------------------------------------------------------------------
     (unaudited, in millions of Canadian dollars)       March 31,    March 31,
                                                            2009         2008
     -------------------------------------------------------------------------
     Assets
       Bonds - held-for-trading                       $   48,963   $   50,348
       Bonds - available-for-sale                         10,205        9,949
       Mortgages and corporate loans                      22,311       21,181
       Stocks - held-for-trading                           3,256        4,262
       Stocks - available-for-sale                           913          729
       Real estate                                         5,027        4,412
       Cash, cash equivalents and short-term
        securities                                        10,427        5,273
       Derivative assets                                   2,077        1,825
       Policy loans and other invested assets              3,686        4,421
       Other invested assets - held-for-trading              400          451
       Other invested assets - available-for-sale            538          711
     -------------------------------------------------------------------------
       Invested assets                                   107,803      103,562
       Goodwill                                            6,724        6,098
       Intangible assets                                   1,001          797
       Other assets                                        5,809        4,792
     -------------------------------------------------------------------------
       Total general fund assets                      $  121,337   $  115,249
     -------------------------------------------------------------------------

       Segregated funds net assets                    $   65,448   $   72,071
     -------------------------------------------------------------------------

     Liabilities and equity
       Actuarial liabilities and other policy
        liabilities                                   $   83,376   $   79,428
       Amounts on deposit                                  4,111        3,749
       Deferred net realized gains                           248          272
       Senior debentures                                   3,013        3,014
       Derivative liabilities                              3,253        1,141
       Other liabilities                                   7,178        7,899
     -------------------------------------------------------------------------
       Total general fund liabilities                    101,179       95,503
       Subordinated debt                                   3,079        2,199
       Non-controlling interests in subsidiaries              27           46
       Total equity                                       17,052       17,501
     -------------------------------------------------------------------------
       Total general fund liabilities and equity      $  121,337   $  115,249
     -------------------------------------------------------------------------

     Segregated funds contract liabilities            $   65,448   $   72,071
     -------------------------------------------------------------------------

     -------------------------------------------

     (1) Operating earnings (losses) and financial information based on operating earnings such as operating earnings per share (EPS) and operating return on equity (ROE) are non-GAAP financial measures. For additional information please see "Use of Non-GAAP Financial
         Measures".
     (2) Together with its subsidiaries and joint ventures "the Company" or
         "Sun Life Financial".
     (3) All EPS measures in this document refer to fully diluted EPS, unless otherwise stated.
     (4) Pre-tax operating profit margin ratio is a non-GAAP measure. See "Use of Non-GAAP Financial Measures".
     (5) Beginning in Q4 2008, financial results for SLF Reinsurance have been consolidated into Corporate Support. Prior period information has been restated.
     (6) Amount at risk is the excess of guaranteed values over fund values on all policies where the guaranteed value exceeds the fund value. Fund value and amount at risk are net of amounts reinsured. This amount is not currently payable.
     >>

     %CIK: 0001097362

     /For further information: Media Relations Contact: Steve Kee, Assistant
Vice-President, Communications, Tel: (416) 979-6237, steve.kee(at)sunlife.com;
Investor Relations Contact: Paul Petrelli, Vice-President, Investor Relations,
Tel: (416) 204-8163, investor.relations(at)sunlife.com/
     (SLF. SLF)

CO:  Sun Life Financial Inc.

CNW 07:32e 07-MAY-09